L'OREAL

08000303

L'OREAL
International Financial Information Department

9th January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. – File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: L'Oréal and Light BioScience sign collaboration agreement for the development of skincare devices

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

News release

L'ORÉAL

L'Oréal and Light BioScience sign collaboration agreement for the development of skincare devices

L'Oréal, the world's largest beauty company, and Light BioScience, LLC, of Virginia Beach, Virginia, leader in the medical research of LED (Light Emitting Diodes) Photomodulation® have signed a scientific collaboration agreement for the development of skincare devices using Light BioScience's proprietary skin rejuvenation technology. The agreement also provides for future worldwide marketing by L'Oréal of professional devices already developed by Light BioScience to reduce the visible signs of aging.

Light BioScience produces the GentleWaves® LED Photomodulation® medical device, used by physicians and medical spas around the world to reduce wrinkles and improve skin. LED Photomodulation® is a non-invasive technology which stimulates the skin using low intensity LEDs. This gentle method of skin rejuvenation with light has been shown to be safe and effective and the technology is protected by numerous patents.

Jean-François Grollier, L'Oreal's Executive Vice-President Research and Development, said: "*We have decided to pool our in-depth knowledge of skin and Light BioScience's unique expertise in Photomodulation® to offer consumers a new and complementary approach to skincare.*"

With this aim in mind, L'Oréal has just created a Development Unit for instrumental cosmetics inside its Research and Development Division.

Rick Krupnick, Chief Executive Officer of Light BioScience, and David H. McDaniel MD, the physician who developed the scientific theory behind Photomodulation® added, "*We are very excited about this agreement: we can take advantage of the support of the world's leading cosmetics research force to jointly develop some new and highly promising applications in skin devices.*"

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers, also available in English on our Internet site www.loreal-finance.com.
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL (Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.41.95
http://www.loreal.com

Contacts at LIGHT BIOSCIENCE

Carolyn Marquez
Tel: 888.647.6219
carolynmarquez@optonline.net

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

---

L'OREAL

SEC
Mail Processing
Section

JAN 14 2008

Washington, DC
103

L'OREAL
International Financial Information Department

9th January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from December 3rd to 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 3rd/12/2007 to the 7th/12/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
03/12/2007	110 000	95,42	10 495 650,00
04/12/2007	130 000	93,80	12 194 520,00
05/12/2007	90 000	94,75	8 527 734,00
06/12/2007	100 000	95,09	9 508 800,00
07/12/2007	70 000	95,76	6 703 270,00
Total	**500 000**		**47 429 974,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 10th/12/2007 to the 14th/12/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
10/12/2007	120 000	96,39	11 566 668,00
11/12/2007	100 000	96,18	9 617 890,00
12/12/2007	80 000	96,76	7 740 800,00
13/12/2007	127 000	96,18	12 214 860,00
14/12/2007	103 000	95,70	9 856 585,00
Total	**530 000**		**50 996 803,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.



CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.

L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 17th/12/2007 to the 21st/12/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
17/12/2007	60 000	96,02	5 760 954,00
18/12/2007	120 000	95,58	11 469 600,00
19/12/2007	100 000	95,02	9 501 600,00
20/12/2007	110 000	95,86	10 544 820,00
21/12/2007	70 000	97,68	6 837 768,00
Total	**460 000**		**44 114 742,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers, which are also available in English on our Internet site: www.loreal-finance.com.
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 27th/12/2007 to the 31st/12/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
27/12/2007	81 000	99,03	8 021 430,00
28/12/2007	100 000	98,22	9 821 600,00
31/12/2007	33 000	98,21	3 240 913,50
Total	**214 000**		**21 083 943,50**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.



L'OREAL
International Financial Information Department

9th January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at December 31st 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at December 31st 2007

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	617,975,610
Number of real voting rights (without own shares)	595,310,673
Theoretical number of voting rights (including own shares)	617,975,610

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Tel : +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
Tel : +33.1.47.56.86.82
cmillot@dgaf.loreal.com

END